Stellar Biotechnologies to Present at

6th Annual LD Micro Conference December 4, 2013

PORT HUENEME, CA, (November 25, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), announced today that the Company’s President and CEO Frank Oakes will present at the Sixth Annual LD Micro Conference to be held at the Luxe Sunset Boulevard Hotel in Los Angeles, on December 4, 2013 at 8:00 am PT.

Mr. Oakes will provide an update on the Company’s Stellar KLH™ technology, recent accomplishments, and 2014 objectives.  His presentation will be followed by a breakout Q&A session.  Additional members of Stellar’s executive team will attend and be available to discuss the Company’s programs over the 3-day event.

Please contact the LD Micro Conference organizers to attend the event at www.ldmicro.com, or Mark McPartland with Stellar Biotechnologies at markmcp@stellarbiotech.com to arrange a meeting with Stellar’s management.

Stellar Biotechnologies’ presentation details:

Date:

December 4, 2013

Time:

8:00 am PT

Location:

The Luxe Sunset Boulevard Hotel, Los Angeles – Track 2

The presentation will be available on the Stellar Biotechnologies website following the event at http://stellarbiotechnologies.com/investors/profile_presentations/

About LD MICRO

LD MICRO is a by-invitation only newsletter firm that focuses on finding undervalued companies in the micro-cap space. Since 2002, the firm has published an annual list of recommended stocks as well as comprehensive reports on select companies throughout the year. LD MICRO concentrates on finding, researching, and investing in companies that are overlooked by institutional investors. It is a non-registered investment advisor. If you are a private or institutional investor interested in learning more about the conference, or wish to attend, please contact Eric Lahiji (Eric@ldmicro.com).

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (U.S. OTCQB: SBOTF) (TSX-V: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Company Contacts:

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.